The Lincoln National Life Insurance Company
Amendment
This Amendment replaces the “Benefits While on Claim” provision and the “Transition Off Claim” provision in the Long-Term Care Benefits Rider.
This Amendment is a part of the Policy to which it is attached (the “Policy”). The effective date of this Amendment is the Policy Date. Except as provided below, this Amendment is subject to the terms and conditions of the Policy and the Long- Term Care Benefits Rider. There is no additional charge for this Amendment. READ YOUR POLICY, RIDER AND AMENDMENT CAREFULLY.
Benefits While on Claim On the date a claim under this Rider is approved, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will be fixed at the amount in effect on that date.
With the exception of Caregiver Training, any amounts paid in a calendar month as a benefit under this Rider will reduce that month’s Maximum Monthly LTC Benefit, and the LTC Benefit Limit, dollar for dollar, as described in the “Benefits Available” provision below.
An Optional Inflation Protection increase will increase the Maximum Monthly LTC Benefit and the LTC Benefit Limit, as described in the “Right to Purchase Optional Inflation Protection” provision.
An increase and/or decrease in the Policy’s Specified Amount or a partial surrender (i.e. withdrawal) under the Policy will likewise increase and/or decrease the Maximum Monthly LTC Benefit and the LTC Benefit Limit, as described in the “Impact of Policy Transactions on Rider Benefits” provisions.
If we close your claim as described in the “Transition Off Claim” provision, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will remain fixed unless you choose to transfer any remaining Fixed Account Value to the Sub-Account(s) and/or allocate future Net Premium Payments to the Sub-Account(s).
Upon your Request to make such transfer and/or allocation, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will no longer be fixed, and will be calculated as described in the “LTC Benefit Limit” and “Maximum Monthly LTC Benefit” provisions.
Transition Off Claim If we determine that the Insured no longer meets the requirements of being Chronically Ill, has not filed a subsequent claim, or received reimbursement for Covered Services for a minimum of a continuous 90 day period, or at your request, we will close your claim.
Prior to closing your claim, we will send you Written notification of your remaining benefits and your options for reallocating any remaining Fixed Account Value and future Net Premium Payments.
To keep the LTC Benefit Limit and the Maximum LTC Benefit fixed, you must leave the Accumulation Value, if any, in the Fixed Account and continue to allocate any future Net Premium Payments to the Fixed Account.
If, on the date your claim is closed, the Policy’s Specified Amount and/or Accumulation Value are greater than zero and you submit a Request to transfer any remaining Fixed Account Value to the Sub-Account(s) and/or allocate any future Net Premium Payments to the Sub-Account(s), the LTC Benefit Limit and the Maximum Monthly LTC Benefit will no longer be fixed, and will be calculated as described in the “LTC Benefit Limit” and “Maximum Monthly LTC Benefit” provisions.

General Provisions
Termination This Amendment will terminate on the date the Policy terminates for any reason.
If the Policy Lapses and is reinstated within 6 months after the date of Lapse, this Amendment will likewise be reinstated if this Amendment and the Long-Term Care Benefits Rider were In Force at the time of Lapse.
This Amendment will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.

The Lincoln National Life Insurance Company

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